SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

__________________________________________

Dun & Bradstreet Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
26484T106
(CUSIP Number)
Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 18, 2024
(Date of Event Which Requires Filing of this Statement)
_______________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 69,048,691*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 69,048,691*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,048,691*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%*
(14)	TYPE OF REPORTING PERSON CO
* Includes all shares of Common Stock beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 69,048,691*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 69,048,691*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,048,691*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%*
(14)	TYPE OF REPORTING PERSON OO
* Includes all shares of Common Stock beneficially owned by DNB Holdco, LLC.See Item 5.

CUSIP No. 26484T106	13D

(1)	NAME OF REPORTING PERSONS DNB Holdco, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 69,048,691*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 69,048,691*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,048,691*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%*
(14)	TYPE OF REPORTING PERSON OO
* See Item 5.

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc., Cannae Holdings, LLC and DNB Holdco, LLC (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on February 25, 2022 and as amended on July 11, 2022 and January 27, 2023 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Dun & Bradstreet Holdings, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On March 18, 2024, DNB Holdco, LLC sold 10,000,000 shares of Common Stock for $100,900,000, or $10.09 per share of Common Stock.

Information as of the date of this Amendment No. 3 is set forth on Schedule A to this Schedule 13D with respect to the Schedule A Persons and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

Information as of the date of this Schedule 13D with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

The calculation in this Schedule 13D of the percentage of Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person, as the case may be, is based on (i) 438,796,038 shares of Common Stock outstanding as of February 16, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2024, plus (ii) in the case of any Schedule A Persons, to the knowledge of the Reporting Persons, the number of shares of Common Stock issuable upon the exercise of options owned by such Schedule A Person, if any.

As of the date of this Amendment No. 3, the Reporting Persons beneficially owned an aggregate of 69,048,691 shares of Common Stock, which represents approximately 15.7% of the outstanding shares of Common Stock, and is comprised of 34,048,691 shares directly held by DNB Holdco, LLC and 35,000,000 shares directly held by Cannae Funding D, LLC, a wholly-owned subsidiary of DNB Holdco, LLC.

(c) The Reporting Persons have not effected any transactions in Common Stock during the past 60 days, other than as disclosed in Item 4 and in Schedule A hereto, which are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 20, 2024	CANNAE HOLDINGS, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Managing Director, General Counsel and Corporate Secretary

DNB HOLDCO, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President and General Counsel

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned (1)	Percentage Beneficially Owned (1)
William P. Foley II	Chief Executive Officer, Chief Investment Officer and Chairman of the Board of Directors of Cannae Holdings, Inc.	(2)	15,264,558 (3)	3.4%
Douglas K. Ammerman	Director of Cannae Holdings, Inc.	(2)	59,544(4)	Less than 1%
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Ste 600 San José, CA 95112	—
Hugh R. Harris	Director of Cannae Holdings, Inc	(2)	—
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Dr Ste 400 Dallas TX 75225	10,000	Less than 1%
Mark D. Linehan	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117	—
Frank R. Martire	Founder and Partner of Bridgeport Partners	220 Fifth Avenue, 18th Floor, New York, NY 10001	—
Richard N. Massey	Director and Vice Chairman of the Board of Directors of Cannae Holdings, Inc.	(2)	525,064 (5)	Less than 1%
Erika Meinhardt	Director of Cannae Holdings, Inc	(2)	—
Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 S Atlantic Ave Ste 705 Smyrna Beach FL 32169	—
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Rd Jacksonville FL 32256	—
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	10900 Wilshire Blvd, Ste400 Los Angeles, CA 90024	250,000 (6)	Less than 1%
Ryan R. Caswell	President of Cannae Holdings, Inc.	(2)	36,366	Less than 1%
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	—
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	115,994	Less than 1%
Peter T. Sadowski	Executive Vice President and Chief Legal Officer of Cannae Holdings, Inc.	(2)	10,000 (7)	Less than 1%
(1) To the best of the Reporting Persons’ knowledge. Based on the calculation as described in Item 5 of this Schedule 13D.
(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134
(3) Includes 2,163,022 shares of Common Stock held by Foley Family Enterprises, LLC, a partnership controlled by Mr. Foley and his wife, 411,892 shares of Common Stock held directly by Mr. Foley, 10,609,644 shares of Common Stock held by Bilcar, LLC, a partnership controlled by Mr. Foley and his wife, and 2,080,000 shares of Common Stock issuable pursuant to currently exercisable options held by Mr. Foley. Mr. Foley's directly held shares include 57,417 shares of restricted stock granted to Mr. Foley on March 11, 2024 for his services on the Issuer's board of directors which vest one year from the date of grant.
(4) Includes 19,139 shares of restricted stock granted to Mr. Ammerman on March 11, 2024 for his services on the Issuer's board of directors which vest one year from the date of grant.
(5) Includes 19,139 shares of restricted stock granted to Mr. Massey on March 11, 2024 for his services on the Issuer's board of directors which vest one year from the date of grant.
(6) Includes 200,000 shares of Common Stock held by the Willey Living Trust and 50,000 shares of Common Stock held in an IRA.
(7) Includes 10,000 shares of Common Stock held by the Peter T. Sadowski Trust.

Cannae Holdings, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
William P. Foley II	Senior Managing Director, Cannae Holdings, LLC	(2)	(2)	(2)
Ryan R. Caswell	Managing Director and President, Cannae Holdings, LLC	(2)	(2)	(2)
Bryan D. Coy	Managing Director and Chief Finance Officer, Cannae Holdings, LLC	(2)	(2)	(2)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(2)	(2)	(2)
Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(3)	(1)	(1)
(1) Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Amendment No. 3.
(2) See table for “Cannae Holdings, Inc.” in this Schedule A.
(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

DNB Holdco, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Ryan R. Caswell	President, DNB Holdco, LLC	(2)	(2)	(2)
Bryan D. Coy	Manager and Chief Financial Officer, DNB Holdco, LLC	(2)	(2)	(2)
Michael L. Gravelle	Executive Vice President and General Counsel, DNB Holdco, LLC	(2)	(2)	(2)
(1) Cannae Holdings, LLC, a Delaware limited liability company, is the Sole Member of DNB Holdco, LLC. See above and Item 5 of this Amendment No. 3.
(2) See table for “Cannae Holdings, Inc.” in this Schedule A.
(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.